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                             April 1, 2021

       Sanjeev Goel
       Chief Executive Officer
       Cartica Acquisition Corp
       1775 I Street NW, Suite 910
       Washington, D.C. 20006

                                                        Re: Cartica Acquisition
Corp
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted March 4,
2021
                                                            CIK No. 0001848437

       Dear Mr. Goel:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 submitted March 4, 2021

       Summary
       Founder shares, page 16

   1. Please revise your disclosure here and elsewhere as appropriate to disclose the percentage of public shareholders
that would need to vote in favor of the transaction if all forward purchase shares have
been purchased at the time of the vote.
 Sanjeev Goel
FirstName   LastNameSanjeev Goel
Cartica Acquisition  Corp
Comapany
April       NameCartica Acquisition Corp
       1, 2021
April 21, 2021 Page 2
Page
FirstName LastName
Part II
Item 16. Exhibits and Financial Statement Schedules
Exhibit Index, page II-3

2. Please file the "Administrative Support Agreement" between you and your sponsor as an exhibit.
General

3.       We note your statement on page 31 that there will be "no finder   s
fees, reimbursements or
         cash payments" made by you to your sponsor, directors or officers, or any of their affiliates other than what appears in the bullet points on page 31. Please revise to clarify how you distinguish between activities traditionally compensated as finders fees from the reimbursement in the carve-out bullet point for "identifying, investigating, negotiating and completing an initial business combination." Please also clarify whether any material private placement advisory services or other material fees associated with the initial business combination fall under the introductory statement or the exceptions in the bullet points.
      Please contact Nicholas Lamparski at (202) 551-4695 or Lilyanna Peyser at
(202) 551-
3222 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Trade
& Services
cc:      Richard Baumann